Mail Stop 6010
Via Facsimile and U.S. Mail

October 21, 2005

Mr. Frederick H. Eppinger, Jr.
President, Chief Executive Officer and Director
Allmerica Financial Corporation
440 Lincoln Street
Worcester, MA 01653

> **Re:** **Allmerica Financial Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2004**
> **File No. 1-13754**

Dear Mr. Eppinger:

We have reviewed your October 7, 2005 response to our September 9, 2005 letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis

Results of Operations

Segment Income, page 24

1. Please refer to prior comment one. We do not agree that your discussion of a "consolidated" segment measure in MD&A complies with Item 10(e) of Regulation S-K. Also, your assertion that total segment income as presented in MD&A is "comprised of only GAAP components" appears to conflict with disclosure in Note 15 that your calculation of segment income includes statutory underwriting profit or loss. Please revise your proposed disclosure to remove your

discussion of this non-GAAP measure or advise us further. We will, however, not object to your use of consolidated totals for segment income in MD&A in the context of a SFAS 131 reconciliation to net income.

Critical Accounting Policies, page 51

2. Please refer to prior comments four and five. We believe that quantification of reasonably likely loss reserve outcomes and discussion of the specific factors that led you to select the best estimate of incurred losses among these outcomes is consistent with the objectives of Management's Discussion and Analysis. We note that your response excludes quantification of reserve ranges and sensitivity of your reserve estimates to changes in key assumptions and have the following comments.

   - Your response that you do not "use a loss reserve range when determining your best estimate of reserves" appears to conflict with your proposed disclosure that you "do not completely rely on only one estimate to determine your loss reserves" and "develop several estimates using generally accepted actuarial projection methodologies that result in various reasonably possible loss reserve outcomes." Please expand your proposed disclosure to include a quantification of these reasonably likely loss reserve outcomes.

   - We note that your disclosure does not include discussion or quantification of the specific factors that led you to select the best estimate of incurred losses among these outcomes, principally the variability arising from changes in specific underlying assumptions, such as claim frequency and severity. Please expand your proposed disclosure to discuss these assumptions and quantify how the variability inherent in such assumptions was reflected in the calculation of your various loss reserve outcomes.

   - We note that your proposed disclosure includes an aggregate quantification of the impact on segment income from a 1% change in the loss and LAE ratio. Unless this change is reasonably likely to occur, we do not believe that this information is useful to investors. Please explain the likelihood you associated with this change and your basis for concluding that this disclosure would be meaningful to investors or exclude it.

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As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Frank Wyman, Staff Accountant, at 202-551-3660 or Don Abbott, Senior Staff Accountant, at 202-551-3608, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant